Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 1 DATED MAY 17, 2012
SUPPLEMENT NO. 2 DATED JUNE 21, 2012

Supplements No. 1 and 2 to be used with
PROSPECTUS DATED MAY 2, 2012

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 1 dated May 17, 2012 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of a hotel containing a total of 105 guest rooms for a purchase price of approximately $12.0 million; (c) financial and operating information for our purchased hotel; and (d) our recent financial information and certain additional information about us.

Supplement No. 2 dated June 21, 2012 reports on (a) the status of our best-efforts offering of Units; (b) provides an update regarding our legal proceedings; and (c) our execution of a purchase contract for one hotel containing 149 guest rooms for a purchase price of $10.9 million.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of May 31, 2012, we had closed on the sale of 45,596,694 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $501.6 million and proceeds net of selling commissions and marketing expenses of approximately $451.4 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $601.6 million and proceeds net of selling commissions and marketing expenses of approximately $541.4 million.

In connection with our hotel purchases to date, we paid a total of approximately $9.9 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.